UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-35598
E2open, LLC

(Exact name of registrant as specified in its charter)

4100 East Third Avenue, Suite 400
Foster City, California 94404
(650) 645-6500

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(l)	☒
Rule l2g-4(a)(2)	☐
Rule l2h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or-notice date:          One

Pursuant to the requirements of the Securities Exchange Act of 1934, E2open, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: April 6, 2015	E2open, LLC

	By:	/s/ Peter J. Maloney
	Name:	Peter J. Maloney
	Title:	Chief Financial Officer